JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

March 8, 2024

Mr. David Matthews

Attorney-Adviser

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

World Funds Trust (File Nos. 333-148723 and 811-22172)

T-Rex 1.5X Long Spot Bitcoin Daily Target ETF

T-Rex 1.5X Inverse Spot Bitcoin Daily Target ETF

T-Rex 1.75X Long Spot Bitcoin Daily Target ETF

T-Rex 1.75X Inverse Spot Bitcoin Daily Target ETF

T-Rex 2X Long Spot Bitcoin Daily Target ETF

T-Rex 2X Inverse Spot Bitcoin Daily Target ETF

Dear Mr. Matthews:

This letter provides the responses of World Funds Trust (the “Trust”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP. The comments related to three Post-Effective Amendments (each, a “PEA” and collectively, the “PEAs”) to the registration statement of the Trust, which were each filed on January 3, 2024, under Rule 485(a) of the Securities Act of 1933, as amended. Each PEA was filed to register shares of two new series of the Trust: (i) PEA No. 431 was filed to register the T-Rex 1.5X Long Spot Bitcoin Daily Target ETF and T-Rex 1.5X Inverse Spot Bitcoin Daily Target ETF; (ii) PEA No. 432 was filed to register the T-Rex 1.75X Long Spot Bitcoin Daily Target ETF and T-Rex 1.75X Inverse Spot Bitcoin Daily Target ETF; and (iii) PEA No. 433 was filed to register the T-Rex 2X Long Spot Bitcoin Daily Target ETF and T-Rex 2X Inverse Spot Bitcoin Daily Target ETF (each a “Fund”, and together the “Funds”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEAs.

General Comments

•	The Staff requests that the Trust be prepared to delay the effectiveness of the PEAs until all comments are resolved.
•	Please file this comment response letter on EDGAR such that the Staff has at least ten days to review.
•	Please also send via email to David Matthews, redlined or marked pages of revised disclosure.

Mr. David Matthews

Attorney-Adviser

Division of Investment Management

U.S. Securities and Exchange Commission

March 8, 2024

•	The Staff notes that portions of the PEAs are incomplete. The Staff asks that any blanks or bracketed information be completed in the next set of post-effective amendments.
•	Please also apply any new or revised disclosure in one section to similar disclosure in other sections throughout the registration statements for each Fund as well as throughout.
•	Please inform the staff supplementally if the launch of one Fund is conditioned or contingent on the launch of the other Fund.
•	In the Trust’s correspondence filing, please advise the Staff when it is anticipated that the Funds will commence operations.

Response: The Trust acknowledges the points made above in the “General Comments.” With respect to the desired commencement of operations, the Trust is seeking to commence operations as soon as practicable after its registration statement becomes effective, which is, absent the need to delay the effectiveness of the PEAs, currently scheduled to go effective automatically on March 18, 2024. In light of this targeted commencement of operations date, the Trust respectfully requests that the Staff attempt to accommodate its business objective.

Prospectus

1.	Comment: In light of each Fund's investment objective and strategies, please explain supplementally why the name of each Fund is not misleading or deceptive. In particular, please explain why the use of the term “spot” in each Fund's name is not materially misleading or deceptive. The staff believes the name of each Fund suggests that the Fund provides direct exposure to Bitcoin. The staff also notes that each reference ETF does not include the term “spot” in its name.

Response: The Trust has revised the name of each Fund to remove the term, “Spot.”

2.	Comment: To avoid investor confusion, revise the initial bulleted list in each prospectus to refer to Funds or each Fund as applicable. Also refer to long leveraged funds and inverse leveraged funds in the same order throughout the document.

Response: The Trust has revised the disclosure to address your comment.

Fund Summary

3.	Comment: In the section of the Fund Summary entitled “Important Information about the Fund”, please clarify that the fees and expenses of the reference asset will cause the Fund’s performance to be lower than the actual market performance of Bitcoin.

Response: The Trust has revised the disclosure to address your comment.

Mr. David Matthews

Attorney-Adviser

Division of Investment Management

U.S. Securities and Exchange Commission

March 8, 2024

4.	Comment: Throughout the Funds’ prospectuses and statements of additional information, there are various references to terms such as the “Reference ETF,” the “Underlying ETF” and the “Underlying Securities.” If these defined terms are different, please explain in the disclosure. Otherwise please conform the disclosures to use the same term when referring to the reference asset.

Response: The Trust has revised the disclosure to address your comment.

5.	Comment: Please clarify in the disclosure whether the Funds only intend to use reference assets that are traded on a US regulated exchange.

Response: The Trust has revised the disclosure to address your comment.

6.	Comment: Please state prominently in bold face on the cover page or in the section of the Fund Summary entitled “Important Information about the Fund” that each long leveraged Fund will not invest directly in Bitcoin, and for each inverse Fund that the Fund will not invest directly in Bitcoin or directly short Bitcoin.

Response: The Trust has revised the disclosure to address your comment.

7.	Comment: Throughout the prospectuses and the statements of additional information, please refer to the reference assets as “exchange traded products” or “ETPs,” rather than as exchange traded funds or ETFs. Please add disclosure that any reference to an exchange traded product is not a registered investment company, rather than stating that they may not be a registered investment company.

Response: The Trust has revised the disclosure to address your comment.

8.	Comment: Please provide the fee table and expense example in the next post-effective amendment. Please confirm whether there will be any fee waivers, recapture capabilities or an expense limitation agreement.

Response: The Trust has revised the disclosure to address your comment. The Trust confirms that there will not be any fee waivers or expense limitation arrangement, and there will be no recapture capabilities, except that if the Adviser charges an investment advisory fee to the CFC that will be created (as discussed in the response to comment 13 below), the Adviser will waive the investment advisory fee charged to the Funds to the extent necessary to avoid the duplication of fees.

Mr. David Matthews

Attorney-Adviser

Division of Investment Management

U.S. Securities and Exchange Commission

March 8, 2024

Principal Investment Strategies

9.	Comment: Please add a description of Bitcoin, the Bitcoin blockchain, the relationship of Bitcoin to the Bitcoin blockchain and applications that Bitcoin and the Bitcoin blockchain are designed to support.

Response: The Trust has revised the disclosure to address your comment.

10.	Comment: Please explain in correspondence how the Funds intend to comply with Rule 18f-4 (“Rule 18f-4”) under the Investment Company Act of 1940, as amended (“1940 Act”), including an overview of the key elements of the Funds’ derivatives risk management program. Provide supplementally hypothetical VaR calculations demonstrating how the Fund anticipates being able to achieve its objective while remaining in compliance Rule 18f-4. In responding to this comment, if the Fund will use relative VAR, and if so, identify the index to be used as the designated reference portfolio (DRP) that the Fund plans to use, and (ii) how the DRP meets the definition of a designated reference portfolio and is in accordance with the requirements under Rule 18f-4.

Response: Under separate cover, the Registrant is providing the Staff with hypothetical VaR calculations based on each Fund’s anticipated portfolio construction. The Fund will use the Coin Metrics’ CMBI Bitcoin Index (“Index”) as a designated reference portfolio (“DRP”) for purposes of the relative VaR calculations. The Index is designed to measure the performance an investor would expect from purchasing and holding Bitcoin (BTC). The Index aggregates data from BTC/USD markets to produce transparent and robust Bitcoin values. The closing levels of the Index are produced at market close making it a widely used benchmark across financial products and financial media outlets like CNBC.

The SEC Staff has indicated that overlapping composition is a significant factor in determining whether a DRP reflects the markets and asset classes in which the Funds invest. In this case, the Reference ETP (underlying benchmark) for the Funds and DRP both track spot Bitcoin.

Further, the Index: (1) is not actively managed, (2) is not leveraged, and (3) was not constructed specifically for DRP purposes. In addition, the Index has historical market data available for more than 3 years.

11.	Comment: Please explain in correspondence how the Funds will value the swap positions.

Response: The Funds will value the swap positions using prices provided by a broker-deal.

12.	Comment: Please clarify in the disclosure that the swap agreements in which the Funds invest will be uncleared, non-exchange traded, and cash settled.

Response: The Trust has revised the disclosure to address your comment.

Mr. David Matthews

Attorney-Adviser

Division of Investment Management

U.S. Securities and Exchange Commission

March 8, 2024

13.	Comment: The Staff notes that the disclosure regarding tax risks of the Funds indicates that the Funds intend to qualify as a “regulated investment company” for purposes of Subchapter M of the Internal Revenue Code (“Subchapter M”). In correspondence, please explain how, given the current structure of the Funds, the income generated from swaps on a referenced exchange-traded product would qualify as “good income” for purposes of Subchapter M. In this regard, the Staff notes that a swap based on a reference ETP would be considered a commodity-linked derivative.

Response: The Trust agrees that that income from the swaps that the Funds will use will not qualify as good income for the purposes of Subchapter M. The Trust has determined that each Fund will utilize a controlled foreign corporation (“CFC”) in seeking to implement its investment strategies. The Funds’ disclosures have been revised to reflect the utilization of the CFC structure. The Trust is of the view that this structure will allow it to comply with Subchapter M.

14.	Comment: If the Funds intend to use a CFC structure to gain exposure to the reference ETP, please confirm in correspondence that: (a) the financial statements of each CFC will be consolidated with those of each corresponding Fund (and if not, please explain why); (b) the CFCs and their board will agree to inspection by the Staff of its books and records, that such books and records will be kept in accordance with Section 31 of the 1940 Act and the rules thereunder, and (c) the CFC will designate an agent for service of process in the United States. Please also confirm that the management fees of CFC, if any, will be included in the management fee in the prospectus fee table and the CFC’s expenses will be included in “other expenses” in the prospectus fee table.

Response: The Trust hereby confirms with respect to each of the Funds that: (a) the financial statements of each CFC will be consolidated with those of each corresponding Fund; (b) the CFCs and their board agree to inspection by the Staff of its books and records, such books and records will be kept in accordance with Section 31 of the 1940 Act and the rules thereunder., and (c) the CFC will designate an agent for service of process in the United States. The Trust also confirms that the management fees of the CFC, if any, will be included in the management fee in the fee table and the CFC’s expenses will be included in “other expenses” in the fee table.

15.	Comment: If a CFC will be utilized, disclose the risk related to the size of a Fund’s investments in the subsidiary exceeding 25% of the Fund’s assets and any potential adverse tax consequences.

Response: The Trust has revised the disclosure to address your comment.

Mr. David Matthews

Attorney-Adviser

Division of Investment Management

U.S. Securities and Exchange Commission

March 8, 2024

16.	Comment: If the Funds can enter into reverse repurchase agreements or similar transactions, disclose the purposes of such transactions and whether such transactions are being invested in for investment purposes. As appropriate, please disclose in the risks the applicable risk of such transactions.

Response: The Trust does not intend to invest in any of the types of transactions described in the Staff’s comments. Accordingly, no revisions to the disclosure have been made. The Funds reserve the right to borrow money to the extent permitted by the Investment Company Act of 1940, as amended, but do not expect to do so.

17.	Comment: Please describe in correspondence:

(a)	approximately how many counterparties the Funds expect to use and what percentage of each Fund’s assets and investment exposure are expected to be related to each of these counterparties.
(b)	whether there have been discussions with potential swap counterparties and what sort of margin requirements are being considered. Include an analysis of any impact margin requirements are expected to have on the ability of each Fund to implement its strategies.
(c)	Any discussions with swap counterparties related to their willingness to scale the Funds’ exposure over time, including any anticipated exposure limit to the counterparty, reference asset or Bitcoin. Please explain how any such limits may impact the Funds operationally.

Response: The Adviser intends to negotiate with at least six swap counterparties and initially expects to trade with at least three swap counterparties for each Fund, each subject to the terms and conditions of an ISDA Master Agreement published by the International Swaps and Derivatives Association and applicable Schedule and Credit Support Annex (“ISDA Agreement”).

The Adviser has been negotiating with potential swap counterparties and has discussed, among other things, the margin requirements that will be required. As is standard under the Credit Support Annex of ISDA Agreements, margin will be posted on a daily basis by the out of the money party, subject to certain rounding and threshold amounts. The Adviser expects that each Fund could be required to post approximately [40]% of its total assets as margin, but that amount could go higher depending on market conditions. In any event, the Adviser does not expect margin requirements to have a material effect on each Fund’s ability to implement its strategy because a very high percentage of the Funds’ assets will be in highly liquid investments.

The Adviser is in discussions with multiple swap counterparties and does not believe that there will be any issues with scaling the Funds’ exposure over time and does not anticipate any exposure limits to a particular counterparty will impact the Funds operationally. The Adviser has not encountered any counterparties that have indicated that there would be any limitations on their willingness to enter into swap transactions with the Funds or with respect to any reference asset or Bitcoin. In the event that the Funds encountered such a limitation with its then current counterparties, it would add additional swap counterparties.

Mr. David Matthews

Attorney-Adviser

Division of Investment Management

U.S. Securities and Exchange Commission

March 8, 2024

18.	Comment: Please disclose the following, if applicable:

(a)	If exposure to a particular counterparty is deemed to be material, please identify the counterparty in the prospectus and file the agreement with the counterparty as an exhibit to the registration statement.

(b)	If the notional exposure to a particular counterparty is likely to exceed 20% of the notional value of the Fund’s assets, please disclose:
(i)	whether the counterparty is subject to the informational requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) and in accordance with such requirements, files such reports and other information with the SEC;
(ii)	the name of any national securities exchange on which the counterparty’s securities are listed, stating that reports (and where counterparty is subject to Sections 14(a) and 14(c) of the Exchange Act (proxy information statements) and other information concerning counterparty can be inspected at such exchanges.

For any counterparties that are subsidiaries of any publicly traded companies, please disclose if the Fund will have recourse to the assets of the parent company for the debts of such counterparty.

(c)	How the swap counterparties are likely to hedge their exposure and what will occur if a counterparty terminates the relationship and there are only a few counterparties. Please ensure that all material features of the contemplated swap agreements have been disclosed.

Response: The Trust does not believe there will be a material concentration of investments (on a mark-to-market basis) in any specific swap counterparty. The Trust expects that some of its swap counterparties will not be securities related issuers subject to Rule 12d3-1 under the 1940 Act and therefore will not be subject to the 5% limit. However, each Fund will limit its mark-to-market exposure to any single swap counterparty to 25% or less on a given day. Additionally, each Fund’s exposure will be fully collateralized each day, to the extent provided for under its ISDA Agreements, to limit counterparty risk. For any swap counterparties that are deemed to be securities related issuers, each Fund will comply with section (b) of Rule 12d3-1 and its mark-to-mark exposure will not exceed 5% of its total assets in any such single securities related issuer. As such, the Trust does not believe any agreement with any such counterparty will rise to the level of materiality requiring it to be filed as an exhibit to the Registration Statement.

Mr. David Matthews

Attorney-Adviser

Division of Investment Management

U.S. Securities and Exchange Commission

March 8, 2024

The Adviser expects the swap counterparties, which are major global financial institutions, to hedge their exposure after entering into swap agreements with the Fund as they deem appropriate. While the methods and means by which any hedging activity is conducted falls within the purview and discretion of the counterparty, generally the Adviser expects that a swap counterparty would simultaneously hedge its exposure to the contracts with the Fund by entering into positions that provide offsetting economic exposure to the underlying issuer in the swap.

If a counterparty terminates its relationship with the Fund, the Adviser expects to be able to turn to other counterparties to sufficiently absorb the requisite exposure required by the Fund to achieve its investment objective. In the event the Fund is unable to obtain investment exposure pursuant to its stated investment objective due to an insufficient number of counterparties, the Adviser will make a recommendation to the Trust’s Board of Trustees, and the Board of Trustees will determine the appropriate course of action for the Fund that is in the best interest of shareholders, which may include, but is not limited to, a recommendation to change the investment objective of the Fund or the liquidation of the Fund.

Pursuant to the Staff’s comment, the below language will be added to the SAI under “Investment Strategies, Policies and Risks – Principal Investment Strategies, Policies and Risks – Swaps”:

Most swaps entered into by the Fund provide for the calculation and settlement of the obligations of the parties to the agreement on a “net basis” with a single payment. Consequently, the Fund’s current obligations (or rights) under a swap will generally be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the “net amount”). Other swaps may require initial premium (discount) payments as well as periodic payments (receipts) related to the interest leg of the swap or to the return on the reference entity. The Fund’s current obligations under the types of swaps that the Fund expects to enter into (e.g., total return swaps) will be accrued daily (offset against any amounts owed to the Fund by the counterparty to the swap) and any accrued but unpaid net amounts owed to a swap counterparty will be collateralized by the Fund posting collateral to a tri-party account between the Fund’s custodian, the Fund, and the counterparty. However, typically no payments will be made until the settlement date.

Swap agreements do not involve the delivery of securities or other underlying assets. Accordingly, if a swap is entered into on a net basis and if the counterparty to a swap agreement defaults, the Fund’s risk of loss consists of the net amount of payments that the Fund is contractually entitled to receive, if any.

Mr. David Matthews

Attorney-Adviser

Division of Investment Management

U.S. Securities and Exchange Commission

March 8, 2024

19.	Comment: The current disclosure refers to Bitcoin and similar crypto assets as cryptocurrencies. Revise such disclosure to say that although these assets have been called cryptocurrencies, they are not widely accepted as a means of payment. Additionally, please change references of “cryptocurrency” to “crypto asset” or “digital asset” throughout the disclosure documents.

Response: The Trust has revised the disclosure to address your comment.

20.	Comment: In the 5th paragraph in the “Principal Investment Strategies” section, specify which markets are referred to in this paragraph.

Response: The Trust has revised the disclosure to address your comment.

21.	Comment: In the 6th paragraph in the “Principal Investment Strategies” section, please specify that the “Reference ETF” (to be changed to “Reference ETP”) will continuously offer its/their shares.

Response: The Trust has revised the disclosure to address your comment.

22.	Comment: Given the Funds’ concentrated exposure to a single underlying issuer or asset, please demonstrate that each underlying issuer meets the conditions for filing a shelf registration statement on Form S-3 for a primary offering of non-investment grade securities pursuant to general instruction (i)(b) of Form S-3. Please also include in the Funds’ principal investment strategies:
•	A brief, more detailed discussion of the underlying issuer(s) (e.g., more information on creations, redemption, custody and valuation).
•	A statement to the effect that the SEC maintains an internet site that has reports, proxy filings and other information regarding the underlying issuers.
•	A statement to the effect that the underlying issuer is subject to the information requirements of the Exchange Act and that it files reports and other information pursuant to that statute with the Commission. State the name of the exchange(s) on which the underlying issuer(s) is/are listed and the associated ticker symbols.

Response: Whether an underlying issuer meets the conditions for filing a shelf registration statement on Form S-3 is a legal determination for the underlying issuer and Registrant does not have all of the relevant facts to make this determination. With respect to the bulleted items in your comment, the Trust has revised the disclosure to address your comment.

Mr. David Matthews

Attorney-Adviser

Division of Investment Management

U.S. Securities and Exchange Commission

March 8, 2024

Principal Risk Factors

23.	Comment: With respect to the “Effects of Compounding and Market Volatility Risk,” briefly explain, in Plain English, what volatility and volatility rates represent, and how this is different than performance.

Response: The Trust has revised the disclosure to address your comment.

24.	Comment: With respect to the penultimate sentence in the second paragraph of the section the “Effects of Compounding and Market Volatility Risk,” revise the disclosure to state that “estimated returns would have been lower than those shown” rather than such returns would have been different than those shown.

Response: The Trust has revised the disclosure to address your comment.

25.	Comment: With respect to table in the section, the “Effects of Compounding and Market Volatility Risk,” the header in the second column appears to have the term, “stock” in it inadvertently – please remove that term.

Response: The Trust has revised the disclosure to address your comment.

26.	Comment: With respect to the “Leverage Risk,” in the third sentence of the first paragraph, customize the percentage for each Fund depending on the particular leverage level with respect to the daily change in the reference asset.

Response: The Trust has revised the disclosure to address your comment.

27.	Comment: In correspondence, with respect to the “Derivatives Risk,” please confirm that the Funds intend to achieve the target exposures solely through the use of swaps. If not, then add applicable disclosure and corresponding risks related to any other methods the Funds may use.

Response: The Trust confirms that the Funds intend to achieve the target exposures solely through the use of swaps. The Fund has strengthened the disclosure in the second paragraph of this section to this effect.

28.	Comment: With respect to the 3rd paragraph of the “Derivatives Risk,” consider repeating or moving the definition of “swap,” included in this section to the investment strategy section of the prospectus or earlier in this risk section.

Response: The Trust has revised the disclosure to address your comment.

Mr. David Matthews

Attorney-Adviser

Division of Investment Management

U.S. Securities and Exchange Commission

March 8, 2024

29.	Comment: With respect to the “Reference ETF Investing Risk,” please revise the disclosure to address the following (customizing, as applicable, to the long-leveraged strategies and inverse-leveraged strategies):

(a)	Please disclose that there are risks regarding new or changing laws and regulations that may affect the use of blockchain technology and/or investments in crypto assets. Disclose that future regulatory changes may have a material adverse impact on the Funds’ investments and its ability to implement its investment strategy.
(b)	Disclose that Bitcoin and Bitcoin-linked investments are relatively new investments, they present unique and substantial risks, and investing in Bitcoin has been subject to significant price volatility. Also disclose that the value of Bitcoin has been and may continue to be deeply speculative such that trading and investing in Bitcoin intraday may not be based on fundamental analysis.
(c)	Disclose that individuals and organizations holding large amounts of Ethereum or Bitcoin, known as “whales,” may have the ability to manipulate the price of Bitcoin.
(d)	Disclose that the Bitcoin blockchain may be subject to attack by miners or a group of miners that possess more than 50% of the blockchain’s hashing power and explain how the value of the Funds’ investments may be impacted by such an attack.
(e)	Disclose that proposed changes to the Bitcoin blockchain protocol may not be adopted by a sufficient number of users and miners, which may result in competing blockchains with different native crypto assets and sets of participants (also known as a “fork”). Give an example of a fork such as Bitcoin Cash blockchain and explain how the value of the Fund’s investments may be impacted by a fork.
(f)	Disclose that the Bitcoin blockchain protocol may contain flaws that can be exploited by attackers and explain how the value of the Funds’ investments may be impacted by such exploitation. Also disclose that exposure of Bitcoin to instability in other speculative parts of the blockchain crypto industry, such as through an event that is not necessarily related to the security or utility of Bitcoin blockchain, can nonetheless precipitate a significant decline in the price of Bitcoin (for example, the collapse of TerraUSD in May, 2022 and FTX in November 2022).
(g)	With regard to the Bitcoin blockchain, disclose the risk and challenges related to the emergence of other public blockchains similarly designed to serve as alternative payment systems, such as those focused on privacy through the use of zero-knowledge cryptography. Explain the potential impact on demand for Bitcoin and hence the value of Bitcoin and an investment in the Funds. Also explain common impediments and/or disadvantages to adopting Bitcoin blockchain as a payment network, including the slowness of transaction processing, variability of transaction fees, and volatility of the Bitcoin price.
(h)	Explain that further developments of blockchain for its intended purposes are, and may continue to be, substantially dependent on Layer 2 solutions. Briefly describe Layer 2 networks, such as lightning network and any risks or challenges they pose to the Bitcoin blockchain. In this regard, you should note the risks related to transactions being executed off the blockchain. Also disclose the risk and challenges related to the adoption and use of other blockchains that support more advanced applications than the Bitcoin application, such as blockchains specifically designed to support the operation of smart contracts, such as Ethereum.

Response: The Trust has revised the disclosure to address your comments.

Mr. David Matthews

Attorney-Adviser

Division of Investment Management

U.S. Securities and Exchange Commission

March 8, 2024

30.	Comment: There are various references to “index” throughout the document. Please revise and change to “exchange traded product” or “ETP.”

Response: The Trust has revised the disclosure to address your comment.

31.	Comment: With respect to the “Cryptocurrency Risks,” please revise the disclosure so as not to refer to the markets on which Bitcoin and other crypto assets trade as “exchanges.” Rather, please use the term “platforms” or some other term that does not imply that they are regulated under the Exchange Act. Also, please add disclosure related to fragmentation and the lack of regulatory compliance and/or oversight of the spot markets for crypto assets, including the potential for fraud and manipulation. Also disclose that crypto asset trading platforms on which Bitcoin trades, and which may serve as a pricing source for valuation of spot Bitcoin held by the [ Reference ETP may be subject to enforcement actions by regulatory authorities.

Response: The Trust has revised the disclosure to address your comment.

31.	Comment: With respect to the “Industry Concentration Risk,” please clarify that concentration risks specifically relates to investing more than 25% of a Fund’s assets in investments that provide exposure to Bitcoin.

Response: The Trust has revised the disclosure to address your comment.

32.	Comment: With respect to the “Liquidity Risk,” in correspondence, please explain the Fund’s liquidity risk management plans during normal and stressed market conditions. In doing so, please provide additional details on how a Fund will manage liquidity should the Fund become so large that the Fund requires more liquidity than the Reference ETP can provide, or that one or more swap counterparties cannot provide the desired level of exposure.

Response: The Fund does not anticipate issues in meeting redemptions because it will generally hold only cash, highly liquid short-term securities, and swaps. Based upon the Adviser’s discussions with potential swap counterparties, if the Funds’ counterparties cannot provide the desired level of exposure, the Adviser expects to be able to turn to other counterparties to sufficiently absorb the requisite exposure required by the Fund to achieve its investment objective. In the event the Fund is unable to obtain investment exposure pursuant to its stated investment objective due to an insufficient number of counterparties, the Adviser will make a recommendation to the Trust’s Board of Trustees, and the Board of Trustees will determine the appropriate course of action for the Fund that is in the best interest of shareholders, which may include, but is not limited to, a recommendation to change the investment objective of the Fund or the liquidation of the Fund.

Mr. David Matthews

Attorney-Adviser

Division of Investment Management

U.S. Securities and Exchange Commission

March 8, 2024

33.	Comment: With respect to the “ETF Risks,” in correspondence and given that the Funds’ investments may involve exposure to a single underlying “ETP,” please advise whether the Fund will be able to continue to issue creation and redemption units where there exists market risks or other issues affecting the liquidity, trading, settlement and/or valuation of the underlying reference ETP. In the response, please address how the Funds intend to address the impact of trading halts in the underlying reference ETP and how the Fund will continue to handle orders for creation units and redemptions in such circumstances. Also address in correspondence the impact of trading halts on swap agreements and swap counterparties and describe the considerations the investment adviser and the Trust’s Board of Trustees gave to the appropriateness of the Funds’ investment strategies given the limited market and potential impact of market disruptions on the Funds’ ability to issue and redeem creation units.

Response: The Adviser has informed the Trust that it believes that there is sufficient liquidity and trading markets in ETPs that provide exposure to Bitcoin. If trading in the common stock of an ETP were halted, the Adviser believes that the Funds would be able to enter into swaps based on another ETP that provides exposure to Bitcoin. Based upon the number of ETPs available as underlying ETPs and the high trading volumes and market pricing in these ETPs, which will allow for market hedging, the Adviser believes that there will be adequate demand for participation from swap counterparties.

The Adviser does not expect that trading halts in an ETP will impact the Funds’ ability to handle orders for creation units and redemptions. If trading halts occurred in multiple underlying reference ETPs such that swap counterparties’ ability to hedge their exposure might be negatively impacted, the Fund and Adviser would anticipate consulting with the listing exchange and the Staff to confirm the Fund’s course of action with respect to creation unit transactions. The Adviser would not anticipate any issues in meeting redemption requests in such circumstances. The Fund may also, in consultation with the Board, consider other alternatives for the Fund, including an amendment to the investment objective and/or principal investment strategies (each of which are non-fundamental policies of the Fund) or the liquidation of the Fund. The Registrant and Adviser believe this circumstance would be no different than that of other funds that have been, on a temporary basis, unable to invest in the necessary instruments and/or markets to achieve their principal investment strategies.

Mr. David Matthews

Attorney-Adviser

Division of Investment Management

U.S. Securities and Exchange Commission

March 8, 2024

The Adviser has considered the appropriateness of the Funds’ investment strategies in light of the potential impact of market disruptions on the Funds’ ability to issue and redeem creation units and, based upon the factors described above, believes that the Funds are appropriate to offer and will satisfy market demand for these types of products. The Trust’s Board will discuss these factors with the Adviser at an upcoming Board meeting.

34.	Comment: In correspondence, provide information about discussions with potential authorized participants (AP), including the number of APs that have expressed legitimate interest or intent to act as an AP for the Funds, including information about the identities of such prospective APs.

Response: The Adviser has informed the Trust that it believes, based upon informal discussions with APs, that there is legitimate interest or intent of various APs to support the Funds’ expected trading activity.

35.	Comment: In correspondence, describe discussions with any potential APs and market makers regarding their ability to arbitrage the Funds’ holdings in a manner expected to keep the Funds’ market price in line with the Funds’ NAVs. State any instruments the APs anticipate using to arbitrage. Include in the response whether there will be any impact due to the broker dealer’s inability to custody physical Bitcoin.

Response: The Adviser is of the view, based on informal discussions with APs, that APs will be able to arbitrage the Funds’ holdings with underlying Bitcoin ETPs in a manner expected to keep the Funds’ market price in line with the Funds’ NAVs.

36.	Comment: In correspondence, explain whether there are any unique circumstances or rules from the exchange on which the Funds plan to list that will affect the Funds’ ability to pursue their strategies, interact with APs or otherwise impact the Funds’ operations.

Response: The Adviser does not anticipate any circumstances or rules from the exchange on which the Funds plan to list (Cboe BZX Exchange, Inc.) that would affect the Funds’ ability to pursue their strategies, interact with APs or otherwise impact the Funds’ operations.

37.	Comment: With respect to the “New Fund Risk” (for the long leverage ETFs only), revise the disclosure to indicate that although the Fund is new, the structure of providing long-leveraged exposure to the price of Bitcoin is not necessarily a new strategy as similar leveraged funds, such as those that primarily invest in cash settled futures contracts, currently trade on the Chicago Mercantile Exchange.

Response: The Trust has revised the disclosure to address your comment.

Mr. David Matthews

Attorney-Adviser

Division of Investment Management

U.S. Securities and Exchange Commission

March 8, 2024

38.	Comment: In the Item 9 disclosure, in the thirteenth paragraph, under the heading “Additional Information About the Funds’ Investments,” the disclosure may conflict with Rule 35d-1, with reference to investment exposure with respect to 40-80% of each Fund’s portfolio. Please clarify the disclosure with a view toward the notion that the Funds may obtain exposure to Bitcoin that will assist in complying with Rule 35d-1.

Response: The Trust has revised the disclosure to address your comment.

39.	Comment: In the item 9 section on “Swap Agreements,” please include information regarding the anticipated collateral requirements of counterparties, how the requirements will change as the value of the swaps change, and what rights the counterparties will have to the Funds’ assets that serve as collateral.

Response: The Trust has revised the disclosure to address your comment.

40.	Comment: Under the heading “Additional Information Regarding Investment Techniques and Policies – The Effects of Fees and Expenses on the Return of a Fund for a Single Trading Day” customize the intended leverage percentage for each Fund with respect to the performance of the underlying security on a given trading day.

Response: The Trust has revised the disclosure to address your comment.

41.	Comment: In the Example #3, please provide a brief explanation of the term “beta” in this context.

Response: The Trust has revised the disclosure to address your comment.

42.	Comment: In the Table 2 – “Historic Volatility of the Reference ETFs,” please identify the reference ETP used in the example or if multiple ETPs are used, identify them and describe how the combined volatility was arrived at for purposes of this example.

Response: The Trust has revised the disclosure to address your comment.

43.	Comment: In the Table 7 – “The Underlying Security Declines in a Clear Trend,” correct the table to be Table 6.

Response: The Trust has revised the disclosure to address your comment.

Mr. David Matthews

Attorney-Adviser

Division of Investment Management

U.S. Securities and Exchange Commission

March 8, 2024

Statement of Additional Information

44.	Comment: Given the extent of the Funds’ investment strategy in swaps based on a reference ETP that holds Bitcoin, the Staff believes that the Funds’ concentration policy should specifically refer to investments providing exposure to Bitcoin.

Response: The Trust has revised the disclosure to address your comment.

45.	Comment: Regarding the code of ethics, please confirm in correspondence whether the Funds’ and the investment adviser’s codes of ethics apply to transactions in Bitcoin or ETP products or funds that gain exposure directly or indirectly to Bitcoin or other digital assets and whether preclearance is required for all or certain of such investments.

Response: The Adviser’s Code of Ethics does not apply to transactions in Bitcoin, but the preclearance and reporting requirements of the Adviser’s Code of Ethics do apply to ETP products or funds that gain exposure directly or indirectly to Bitcoin or other digital assets. The Trust’s Code of Ethics currently does not specifically apply to Bitcoin, ETP products or funds that gain exposure directly or indirectly to Bitcoin or other digital assets, and there are no pre-clearance requirements for these types of investments. The Trust is considering whether it is appropriate to revise its Code of Ethics to include such products.

46.	Supplemental Comment (received on March 7, 2024): In the Prospectus, in response to Item 4 (summary) and Item 9 (in Risk Factors), further clarify disclosures as to risk related to inverse levered strategies, particularly that losses or negative impacts to the long-levered strategies due to declines in the price of bitcoin would be a positive development for inverse levered strategies (and vice/versa). Accordingly, this disclosure may be included based on two options: 1) divided the risk disclosures into two sections, one for long levered strategies and one for inverse levered strategies and describe the divergent impacts of the price of bitcoin separately, or 2) in each of Item 4 and Item 9 in the prospectus include prominent qualifying disclosures stating that developments that would cause an increase in the price of bitcoin would adversely impact the price of a Fund providing inverse exposure.

Response: The Trust will include the requested risk disclosures in the Prospectus.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively